Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 13, 2017

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, D.C. 20549

Re:	Teligent, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
File No. 001-08568

Ladies and Gentlemen:

On behalf of Teligent, Inc. (the “Company”), we hereby respond to the comments provided by a letter (the “Comment Letter”) dated December 30, 2016, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, as originally filed with the Commission on March 15, 2016 (the “Annual Report”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. We are also delivering three courtesy copies of this letter to the attention of Suzanne Hayes, Assistant Director of the Office of Healthcare and Insurance.

Business, page 2

1.	We note you did not file your asset purchase agreement with Alveda Pharmaceuticals Inc. or your amended agreement with Concordia Pharmaceuticals Inc. as exhibits to your Form 10-K for the year ended December 31, 2015. Please confirm that you will file them as exhibits to your next Form 10-K. Alternatively, provide us with an analysis supporting your determination that the agreements are not required exhibits. See Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that it will file the above-referenced documents as exhibits to its Annual Report on Form 10-K for the year ended December 31, 2016. As such documents have previously been filed under cover of a Current Report on Form 8-K filed with the Commission on October 13, 2015, a Quarterly Report on Form 10-Q filed with the Commission on November 9, 2015 and a Current Report on Form 8-K filed with the Commission on December 15, 2015, the exhibit index to the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 will reflect the incorporation of such documents by reference.

Our Products, page 9

2.	Please revise your product tables on pages 8-10 to indicate each product’s prescribed uses.

Response: In response to the Staff’s comment, the Company proposes to revise the product tables by adding a column that discloses the “therapeutic classification” for each drug candidate. An example of the presentation of a revised table to be included in future filings is included in Annex A herein for the Commission’s reference. The Company proposes to revise all product tables appearing on pages 8-10 to conform to such presentation. The Company requests the ability to revise the product tables beginning with the filing of its Annual Report on Form 10-K for the year ended December 31, 2016 and in all future filings.

*       *       *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 692-6774 with any comments or questions regarding this letter. Thank you for your time and attention.

Very truly yours,

/s/ Joel I. Papernik
Joel I. Papernik

cc:	Jason Grenfell-Gardner, President and Chief Executive Officer, Teligent, Inc.
Jeffrey P. Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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ANNEX A

Product	Formulation	Presentations	Brand equivalent	Therapeutic Classification
Desoximetasone 0.25%	Ointment	15g, 60g, 100g	Topicort®	Topical corticosteroid
Diclofenac Sodium 1.5%	Topical Solution	150mL	Pennsaid®	Topical antiinflammatory and antirheumatic
Fluocinolone Acetonide 0.01%	Topical Solution	60mL	Synalar®	Topical corticosteroid
Fluocinolone Acetonide 0.025%	Ointment	15g, 60g	Synalar®	Topical corticosteroid
Fluocinolone Acetonide 0.025%	Cream	15g, 60g	Synalar®	Topical corticosteroid
Fluocinolone Acetonide 0.01%	Cream	15g, 60g	Synalar®	Topical corticosteroid
Econazole Nitrate 1%	Cream	15g, 30g, 85g	Spectazole®	Topical antifungal
Lidocaine 5%	Ointment	35.44g	Xylocaine®	Topical anesthetic
Lidocaine 4%	Topical Solution	50mL	Xylocaine®	Topical anesthetic

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington